SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


				  Aerogen Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

				  007779309
--------------------------------------------------------------------------------
  				(CUSIP NUMBER)

				  December 10, 2003
--------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




-----------------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 007779309					      Page 2 of 6 Pages


-------------------------------------------------------------------------------
1)  Name of Reporting Person
    I.R.S. Identification                       Evan Sturza
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                   (a) N/A
    if a Member of a Group                      (b) N/A
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                        U.S.A.
    of Organization
-------------------------------------------------------------------------------
Number of                    5) Sole Voting     227,100
Shares Beneficially             Power
Owned by Each
Reporting Person
With
                             --------------------------------------------------
                             6) Shared Voting
                                Power           0
                             --------------------------------------------------
                             7) Sole Disposi-
                                tive Power      227,100
                             --------------------------------------------------
                             8) Shared Dis-
                                positive Power  0
                             --------------------------------------------------

9)  Aggregate Amount Beneficially               227,100 (Please see footnote to
    Owned by Each Reporting person                         Item 4)
-------------------------------------------------------------------------------
10) Check if the Aggregate		        N/A
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                              5.5%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                      IN


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CUSIP No. 007779309	                                      Page 3 of 6 Pages


                                  Schedule 13G
                                  ------------

Item 1(a)  -   Name of Issuer:  Aerogen Inc.

Item 1(b)  -   Address of Issuer's Principal Executive Offices:
 		2071 Stierlin Court
		Mountainview, CA 94043

Item 2(a)  -   Name of Person Filing:

               Evan Sturza

Item 2(b) -    Address of Principal Business Office:

               156 West 56th Street, 16th Floor
               New York, NY 10019

Item 2(c)  -   Citizenship:

               U.S.A.

Item 2(d)  -   Title of Class of Securities:

               Common Stock

Item 2(e)  -   CUSIP Number:  007779309

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               (a) N/A

	       (b) N/A

	       (c) N/A

	       (d) N/A

	       (e) N/A

	       (f) N/A

	       (g) N/A

               (h) N/A

	       (i) N/A

               (j) N/A




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CUSIP No. 007779309                                 	     Page 4 of 6 Pages


Item 4   -     Ownership.

               (a) Amount Beneficially Owned:               227,100*


               (b) Percent of Class:			    5.5%


               (c) Number of shares as to which such person has:


               	  (i) sole power to vote or to direct the vote:

               			227,100*


               	  (ii) shared power to vote or to direct the vote:

		   		0

               	  (iii) sole power to dispose or to direct the disposition of:

               			227,100*

               	  (iv) shared power to dispose or to direct the disposition of:

		   		0


		*Evan Sturza is the owner of two separate entities that are exempt from registration under the Investment Advisors Act of 1940 and provide investment management services to two privately owned entities exempt from registration under the Investment Company Act of 1940. Each of the entities, which have different beneficial owners, hold less than five percent of the common stock of the Issuer, but the aggregate holdings of the two entities exceed five percent of the common stock of the Issuer. Therefore, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Evan Sturza may be deemed to be the beneficial owner of the common stock of the Issuer held by the separate entities. Evan Sturza disclaims beneficial ownership of the common stock covered by this Schedule 13G.



Item 5 -       Ownership of Five Percent or Less of a Class:  N/A


Item 6   -     Ownership of More than Five Percent on Behalf of Another Person:

		The entities referenced in the footnote to Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13G, however, neither entity's interests relate to more than five percent of the common stock of the Issuer.



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CUSIP No. 007779309                                            Page 5 of 6 Pages



Item 7  -      Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent
               Company:

               N/A


Item 8 -       Identification and Classification of Members of the Group:

               N/A


Item 9 -       Notice of Dissolution of Group:

               N/A


Item 10  -     Certification:

               (a) N/A

	       (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 007779309                                     Page 6 of 6 Pages


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 12, 2004
                                        ---------------------------
                                              Date

                                        /s/ Evan Sturza
                                        ---------------------------
                                         Evan Sturza







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